Synopsys, Inc. (SNPS)

Shareholder Alert
Voluntary submission by John Chevedden, POB 2673 , Redondo Beach, CA 90278.

Important Information on Proposal 5 – Special Shareholder Meeting Proposal

Important Preview for the 2021 Annual Meeting Season

At dozens of companies shareholders will vote on 2021 shareholder proposals to give shareholders the right to call a special shareholder meeting or improving this right.

Synopsys (SNPS) is an example of a disturbing trend where companies add a one-year lockout provision to a shareholder right to call a special shareholder meeting. At Synopsys all shares held for less than one continuous year are discriminated against and cannot participate in calling for a special meeting.

The shares held for less than one-year can be the shares that are most informed on the status of the company since they recently made the investment decision.

The shares held for less than one-year can be the shares most perceptive of emerging trends impacting Synopsys.

This one-year lockout creates an unusually high barrier for a large group of shareholders who believe a special meeting is necessary or beneficial.

With the Synopsys one-year lockout, the 20% stock ownership threshold to call a special meeting can mean that almost 40% of the available shares must assume the tedious bureaucratic steps in order to call a special shareholder meeting.

It is simple arithmetic. If only 67% of SNPS shares outstanding are held for one continuous year and 20% of SNPS shares do not make the effort to vote, then the available shares to call a special meeting are only about one-half of the SNPS shares outstanding. Thus 40% of the available one-half of SNPS shares outstanding would need to participate in calling for a special meeting in order to equal 20% of all the shares outstanding.

Thus the current stock ownership threshold to call a special meeting, with its one-year lockout provision, might in practice be viewed as a 40% stock ownership threshold to call a special shareholder meeting.

A large group of shareholders ,who meet the current 20% stock ownership threshold, could determine that they own 40% of the shares outstanding when their shares owned for less than one year are included. A 40% barrier is too high.

Please vote for Proposal 5 which would remove the SNPS one-year lockout.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.